HEARING DATE: ONLY IF OBJECTIONS ARE FILED.
                                    OBJECTION DEADLINE: MAY 4, 2000 AT 4:00 P.M.


                      IN THE UNITED STATES BANKRUPTCY COURT

                          FOR THE DISTRICT OF DELAWARE


IN RE:                                      )
                                            )        CHAPTER 11
PLANET HOLLYWOOD                            )
INTERNATIONAL, INC., ET AL.                 )        CASE NO. 99-3612 (JJF)
                                            )
                           DEBTORS.         )        (JOINTLY ADMINISTERED)


                DEBTORS' MOTION FOR ENTRY OF ORDER APPROVING (A)
           MODIFICATION OF PRIOR ORDER OF THIS COURT; (B) $10 MILLION
               STANDBY TERM LOAN AGREEMENT; AND (C) IN CONNECTION
         THEREWITH, GRANTING THE DEBTORS AUTHORITY TO PAY FEES REQUIRED
           IN CONNECTION WITH THE IMPLEMENTATION OF THE STANDBY LOAN
           ---------------------------------------------------------

                  Planet Hollywood International, Inc. ("PHI") and certain of its affiliates and subsidiaries that are also debtors and debtors-in-possession before this Court (collectively with PHI, the "Debtors"), seek entry of an order pursuant to 11 U.S.C. ss.ss.105, 363, and 364 (i) approving modifications to the Plan Implementation Order previously entered by this Court; (ii) approving a standby term loan of up to $10 million in principal amount (the "Standby Loan") from Bay Harbour1 and/or its affiliates or managed accounts to the Debtors; and
(iii) in connection therewith, granting the Debtors authority to pay commitment fees required in connection with the implementation of the Standby Loan, including reasonable legal and other expenses incurred by Bay Harbour or its agents in connection with the Standby Loan. In support


--------
1 Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Plan or in the Debtors' Motion for an Order Approving Documentation Implementing Consummation of the Debtors' Plan of Reorganization ("Plan Documents Motion").

of this motion (the "Motion"), the Debtors, by their undersigned counsel, respectfully represent as follows:

                             PRELIMINARY STATEMENT
                             ---------------------

                  In order to become effective, Planet Hollywood's confirmed Plan of Reorganization requires the implementation of exit financing arrangements necessary to fund payments under the Plan and ensure the viability of the reorganized companies going forward. As set forth in the Plan and Disclosure Statement (as defined below), and prior pleadings filed with this Court seeking orders approving the implementation of the Plan, the exit financing was to consist principally of (i) a two year, $15 million working capital facility (the "Working Capital Facility") provided by CIT Business Credit Group ("CIT") and Rothschild Recovery Fund (now known as WLR Recovery Fund, LP) ("RRF"), and secured by a first lien on substantially all assets of the Debtors and their affiliates with a second lien on the Debtors' interests in the 1567 Broadway property, (ii) a one-year term loan (the "Bridge Loan") of $22 million (plus potential fees which could raise the total to $27 million) provided by Bay Harbour Management, LC ("Bay Harbour") and other participating lenders (the "Electing Class 5 holders"), to be secured by a first lien on the 1567 Broadway property interests and a second lien on all other assets securing the Working Capital Facility, which Bridge Loan was to be repaid out of the proceeds of sale of the Retail Unit component of 1567 Broadway pursuant to a $30 million contract for sale previously approved by this Court; (iii) an Indenture for the issuance of up to $95 million of New Secured PIK Notes, secured by third liens on substantially all of the Debtors' assets, and (iv) $30 million of cash from the New Money Investors, all as described in or contemplated by the Plan, its related Disclosure Statement, and the Financing Documents, as well as corporate governance documents such as shareholder voting agreements, amended and restated articles of incorporation and by-laws, a warrant agreement, stock option agreements and a registration rights agreement (collectively, the "Plan Implementation Documents").

                  Under the Plan, post-confirmation equity will be held 70% by the New Money Investors, 26.5% by the Unsecured Creditors, and 3.5% by the Bridge Note lenders. Warrants for up to 2% of Reorganized PHI's stock on a fully diluted basis exercisable at $65 per share are to be issued to pre-petition shareholders.
                  Since this Court's approval of the Plan Implementation Documents by order entered on the docket on March 20, 2000 (the "Plan Documents Order"), the Debtors have continued to work diligently with the Lenders and other parties-in-interest to finalize the Plan Implementation Documents and to close the exit financing transactions contemplated thereunder and under the Plan. Since that date, the SEC has approved the Indenture pursuant to the Trust Indenture Act; the New Money Investor funding has been received and is being held in escrow; and virtually every detail of the Plan financing has been agreed to among the Debtors, the Creditors' Committee and the various lenders.

                  Several events have occurred since the confirmation hearing which require modification to the exit financing structure, which the Debtors submit does not materially adversely affect Creditors and other parties in interest, and which modifications are supported by the Creditors' Committee, and by the other lenders. In the first instance, the closing of the sale of the 1567 Broadway Retail Unit which was scheduled to occur on or after May 3, 2000, was accelerated by the purchaser, and the Retail Unit sale has now occurred. As a result, the Debtors have realized over $29 million of sale proceeds from this transaction, allowing them to fund the $22 million cash distribution to the Bridge Loan participants, and obviating the need for the Bridge Loan. However, the closing of the Retail Unit purchase coincided with the finalization of transactions regarding the development of the balance of the 1567 Broadway property owned by Times Square Partners, LLC in which the Debtors hold approximately a 20% interest. The conclusion of these transactions appears likely to result in additional realizations by the Debtors of approximately $10 million over several years, a somewhat lower recovery over a longer period than was originally projected by the Debtors.

                  Secondly, due to unexpected delays in the finalization of the Plan Implementation Documents which have delayed the Debtors' emergence from bankruptcy with its expected benefits to the Debtors' operations, as well as certain budget overruns in the legal and related implementation costs, the Debtors and the New Money Investors determined that, in an exercise of caution, additional liquidity (which the approved Plan Implementation Documents had contemplated could be made available in the future if needed) ought to be put in place now as a backstop to the Working Capital Facility.

                  Bay Harbour, the Working Capital Lenders, and the Creditors' Committee support the relief sought herein. The Motion is further supported by the affidavit of Thomas Avallone (the "Avallone Affidavit"), Chief Financial Officer of PHI, annexed hereto. The Debtors, therefore, seek approval of a two year, $10 million standby term loan to be provided by Bay Harbour, secured by a second lien on all assets securing the Working Capital Facility. The terms of the Standby Loan are more fully set forth in the Term Sheet annexed hereto as Exhibit "A". As further consideration for the Standby Loan, Bay Harbour has the option to convert the outstanding obligations under the Standby Loan into New Class A Common Stock at an initial rate of $4.28 per share, and will receive New Warrants for 2% of the New Class A Common Stock on a fully diluted basis exercisable at the same initial rate. This loan constitutes a modification to the Plan Implementation Documents as approved by the Plan Documents Order which the parties believe requires further court approval upon notice to interested parties, even though the economic impact of the Standby Loan is within the parameters of additional debt contemplated in the original Plan Implementation Documents. Thus, as demonstrated herein, such modifications are not materially adverse to any Creditor or equity holder; on the contrary, the modifications have a net beneficial effect on these constituencies. The documentation evidencing the modifications has already been substantially finalized, and the consummation of the Plan is expected to occur immediately following the Court's approval of these modifications.

                                   BACKGROUND
                                   ----------

                  1. On October 12, 1999, the Debtors filed with this Court voluntary petitions for relief under the Bankruptcy Code. The Debtors continue to operate their businesses and manage their properties as debtors-in-possession under Sections 1107(a) and 1108 of the Bankruptcy Code. On October 22, 1999, the United States Trustee appointed the Creditors' Committee.

                  2. The Debtors' cases have been procedurally consolidated and are being jointly administered pursuant to an order of this Court dated October 13, 1999.

                                  JURISDICTION
                                  ------------

                  3. The Court has jurisdiction over these cases under 28 U.S.C. ss. 1334. The subject matter of this Motion is a "core proceeding" under 28 U.S.C. ss. 157(b). The statutory predicates for the relief requested herein are Sections 105, 363 and 364 of the Bankruptcy Code and Rule 2002 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules").

                                   THE DEBTORS
                                   -----------

                  4. PHI, a Delaware corporation, is the creator and world-wide developer of the Planet Hollywood name and distinctive logo design, among other widely recognized trademarks. The other Debtors are either direct or indirect U.S. subsidiaries of PHI and/or wholly-owned direct or indirect U.S. partnerships of PHI. The Debtors' primary businesses, together with their non-debtor subsidiaries (the "PHI Group"), are the operation of distinctive movie, sport and entertainment-based theme restaurants and retail merchandise stores throughout the United States and in Europe. The Debtors also have franchisees and licensees in various locations throughout the world.

                  5. As of the Petition Date, the PHI Group owned and operated approximately 30 PLANET HOLLYWOOD, OFFICIAL ALL STAR CAFE and COOL PLANET theme restaurants and/or related merchandise sales operations.

                  6. As of August 29, 1999, the PHI Group had total assets of approximately $392.2 million and total liabilities of approximately $359.1 million. The Debtors' primary creditors currently consist of (a) the holders of $250 million outstanding principal amount of PHI's issue of 12% Senior Subordinated Notes due April 1, 2005 (the "Subdebt Notes"), (plus accrued interest of approximately $32 million) which are governed by the terms of an Indenture dated March 25, 1998, (b) approximately $6.5 million in outstanding letter of credit obligations to SunTrust Bank, Central Florida, National Association ("SunTrust Bank") and others, and (c) approximately $30.1 million of other unsecured pre-petition debt exclusive of amounts payable by first day orders presented to the Court, and exclusive of potential lease rejection claims.

                  7. Prior to the Petition Date, PHI negotiated an agreement in principle with an unofficial committee representing over two-thirds in amount of the holders of its Subdebt Notes (the "Unofficial Noteholders' Committee"), regarding a capital restructuring of the Debtors, which was to be embodied in a Chapter 11 Plan of Reorganization. In addition, the

Debtors have negotiated a number of settlements of pre-petition lease termination claims which are embodied in Landlord Settlement Agreements that are unimpaired under the proposed Plan.

                  8. On November 8, 1999, the Debtors filed their Joint Plan of Reorganization and Disclosure Statement, which Plan was supported by the Creditors' Committee. Following a hearing held on December 9, 1999, the Court approved the Debtors' Disclosure Statement as amended, and on December 13, 1999 the Debtors filed their First Amended Joint Plan of Reorganization (the "Plan") and First Amended Disclosure Statement. Following a hearing on January 20, 2000, the Court confirmed the Plan. The Plan provides for the repayment of approximately 40 cents on the dollar of the Subdebt Notes with Cash, New Secured PIK Notes and approximately 27% of the equity of the reorganized company, and payment of Cash and New Secured PIK Notes of comparable value to General Unsecured Creditors. It also contemplates the investment of $30 million of new equity capital into the Debtors by an investor group organized by Robert Earl, the Debtors' Chairman and Chief Executive Officer, a restructuring of the Debtors' other debt obligations, and exit financing to effectuate the Plan and provide working capital after the Plan Effective Date.

                  9. Consummation of the Plan is conditioned on, among other things, the Debtors having sufficient cash to fund their obligations under the Plan and to operate their businesses post-bankruptcy. The Plan contemplates that sufficient funding will be made available through the cash infusion from the New Money Investors, from a Working Capital Facility not to exceed $15 million, and the Bridge Loan, in an amount not to exceed $25 million, to be evidenced by New Senior Secured Notes. This Court has previously approved commitment letters from CIT and RRF with respect to the Working Capital Facility, and with Bay Harbour with respect to the Bridge Loan. The Working Capital Facility as documented is subject to a $4 million dollar reserve which effectively limits availability thereunder to a maximum of $11 million. The need for the Bridge Loan arose from the fact that a substantial asset of the Debtors held for sale pursuant to an order of this Court, consisting of the Debtors' Retail Unit interests in a hotel development project at 1567 Broadway in Times Square, New York City, was not expected to close until several months after the projected Effective Date of the Plan. By order dated January 20, 2000 and entered on the docket on January 24, 2000, this Court approved the Sale Motion, and a closing thereon was scheduled to occur approximately 70 days after the Court's order became final; i.e., on or about May 3, 2000. Following completion of the Retail Unit sale, the Debtors would still retain an approximately 20% interest in an LLC which owns the balance of the 1567 Broadway property rights, and which has been marketing that property for sale.

                  10. In the Plan Documents Order, the Court approved the exit financing and other documentation related to the Debtors' emergence from bankruptcy in substantially final form. As contemplated therein, the Bridge Loan was primarily secured by a first lien on the 1567 Broadway interests, and secondarily by the Debtors' other assets, with the Working Capital Facility taking a first lien on those other assets as necessary to obtain the Working Capital Facility, and a second lien on the 1567 Broadway interests. The Indenture Trustee for the New Secured PIK Notes was to take a third lien on the 1567 Broadway interests and the other assets of the Debtors.

                  11. Pursuant to the Plan Documents, the Debtors were authorized to refinance the $22 million Bridge Loan by new indebtedness of up to $27 million, and the Working Capital Facility by indebtedness of up to $16.5 million, and to incur debt related to the acquisition or improvement of other assets of up to $10 million, and to incur other debt on a limited basis. The incurrence of the Standby Loan is not inconsistent with the provisions for the incurrence of future debt contemplated by the parties in drafting the original Plan Implementation Documents. Further, the New Warrants to be provided to Bay Harbour are exercisable for approximately 2% of Reorganized PHI at a price which reflects the same value allocated to the company's stock by the New Money Investors, and thus do not materially adversely affect any creditor or shareholder. Thus, the Debtors and other parties believe that the modifications described herein do not materially adversely alter the projected capital structure for the Debtors upon emergence from bankruptcy, nor materially adversely dilute the interests of parties in interest going forward.

                  12. The principal terms and conditions of the Standby Loan Commitment are set forth in the Term Sheet annexed hereto as Exhibit "A".

                                RELIEF REQUESTED
                                ----------------

                  13. By this Motion, the Debtors seek entry of an order pursuant to Sections 105, 363, and 364 of the Bankruptcy Code (i) approving the Standby Loan, including the right to convert the loan to shares of Reorganized PHI, and the right to New Warrants, (ii) authorizing the Debtors to pay to Bay Harbour a fee of $400,000 in connection with implementing the Standby Loan and
(iii) authorizing the Debtors to deposit with Bay Harbour $200,000 of such $400,000 fee, and an additional $100,000 as a deposit against actual costs and expenses, including legal fees, and thereafter to pay all legal costs and other expenses incurred by Bay Harbour in connection with the Standby Loan, as well as all amounts previously incurred in connection with the Bridge Loan; (iv) in connection with the foregoing, approving necessary modifications to the Plan Documents Order and the Plan Implementation Documents; and (v) authorizing the Debtors to perform such acts and take such steps as may be necessary to effectuate the terms thereof, including authorizing the Debtors to enter into a commitment letter.

                           BASIS FOR RELIEF REQUESTED
                           --------------------------

                 14. Section 363 of the Bankruptcy Code provides, in pertinent part, as follows:

                       The trustee, after notice and a hearing, may use, sell or lease, other than in the ordinary course of business, property of the estate.

11 U.S.C.ss.  363(b)(1).

                  15. Section 364 of the Bankruptcy Code provides in pertinent part:

                  (e) The reversal or modification on appeal of an authorization under this section to obtain credit or incur debt, or a grant under this section of a priority or a lien, does not affect the validity of any debt so incurred, or any priority or lien so granted, to an entity that extended such credit in good faith, whether or not such entity knew of the pendency of the appeal, unless such authorization and the incurring of such debt, or the granting of such priority or lien, were stayed pending appeal.

11 U.S.C.ss.364(e).

                  16. Section 105(a) of the Bankruptcy Code further provides in pertinent part:

                       The court may issue any order, process or judgment that is necessary or appropriate to carry out the provisions of this title.

11 U.S.C.ss.  105(a).



                  17. In the case of a proposed use of property of a debtor's estate under section 363(b) of the Bankruptcy Code, approval should be granted when such use is supported by the exercise of sound business judgement. See The Institutional Creditors of Continental Airlines v. Continental Airlines, Inc. (In re Continental Airlines, Inc.), 780 F.2d 1223, 1226 (5th Cir. 1986) (holding that debtor-in-possession must demonstrate some articulate business justification to justify use, sale or lease of property outside the ordinary course of business); Walter v. Sunset Bank (In re Walter Bank), 83 B.R. 14, 17 (Bankr. 9th Cir. 1988) (same); In re Ionosphere Clubs, Inc., 98 B.R. 174, 175 (Bankr. S.D.N.Y. 1989) (same); see also In re Phoenix Steel Corp., 82 B.R. 334, 335-36 (Bankr. D. Del. 1987) (stating that judicial approval of section 363 sale includes showing that good business reason exists). Additionally, courts in Delaware also routinely approve commitment fees for debtors to obtain exit financing. See In re Doehler-Jarvis, Inc. et al., Case No. 97-953 (SLR) (Bankr.
D. Del. August 19, 1999); In re Crown Books Corporation, Case No. 98-1575 (RRM) (Bankr. D. Del. July 26, 1999). The modifications requested do not violate the requirements of Sections 1122 or 1123 of the Bankruptcy Code, or of any other confirmation requirement in Chapter 11.

                  18. As is typical of restructurings of companies in Chapter 11, an exit financing facility is required in order to pay obligations on confirmation of the Plan and to finance the Debtors' post-confirmation working capital needs. The Standby Loan would stand as additional liquidity for post-confirmation working capital needs.

                  19. The Standby Loan, like most provisions for exit financing, requires the payment of certain fees upon the Debtors' acceptance of the lender's commitment to fund the Standby Loan, in this case in the amount of $400,000 (with $200,000 of this amount payable in advance in the event there is a lag time between approval of the Motion and the closing on the Standby Loan) (the "Commitment Fee"). Bay Harbour also seeks from the Debtors a deposit of $100,000 (the "Expense Deposit") against actual costs and expenses incurred in connection with the Standby Loan. The Debtors believe that the Commitment Fee and the Expense Deposit are fair, reasonable and necessary under the circumstances.

                  20. Pursuant to Section 364(e) of the Bankruptcy Code, the Debtors request that the Court make a finding that the Standby Loan has been extended in good faith. Bay Harbour has continued to negotiate in good faith and at arm's length throughout the financing process, and this Court has previously found that Bay Harbour's extension of the Bridge Loan Commitment was in good faith.

                  21. As the documents relating to the exit financing, including the Standby Loan, have been substantially finalized, the Debtors request prompt approval of the Standby Loan, in order to close on this and other financing transactions contemplated by the Plan, at which time the Plan can become effective and be consummated. The Debtors submit that their acceptance of the Standby Loan and payment of the Commitment Fee and the Expense Deposit is in their sound business judgment and in the best interests of the Debtors, their Estates and Creditors.

                  22. As noted above, the Plan Implementation Documents previously approved by this Court provided for refinancings of the Working Capital Facility and the Bridge Loan, and for the Debtors to incur new debt on a limited basis. In light of this, approval of the Standby Loan and related changes to the Plan Implementation Documents is not inconsistent with the Plan implementation arrangements previously approved by this Court on notice to all interested parties, and does not materially adversely affect any constituency. By ensuring greater liquidity and stability to the company, the company believes the Standby Loan enhances the value of the New Secured PIK Notes. Moreover, the Standby Loan is necessary in order to obtain new money from the New Money Investors. Accordingly, the modifications sought herein are beneficial, not adverse, to the PIK Noteholders and the General Unsecured Creditors.

                                     NOTICE
                                     ------

                  23. The Debtors have provided notice of this Motion and the relief requested herein to (i) Bay Harbour; (ii) the Working Capital Lenders;
(iii) United States Trust Company of New York, as Indenture Trustee for the New Secured PIK Notes; (iv) Wilmington Trust

Company, as Agent; (v) counsel for and members of the Creditors' Committee; (vi) known beneficial holders of approximately two-thirds in principal amount of the Subdebt Notes, including all of the Electing Class 5 holders; (vii) the Office of the United States Trustee; (viii) the New Money Investors or their representatives; (ix) the Securities and Exchange Commission; and (x) those persons that have requested notices in accordance with Bankruptcy Rule 2002(a). Due to the voluminous nature of the modified documents, they have not been served along with this Motion. Any party wishing to review the Plan Implementation Documents as modified may direct their requests to Rose Serrette at Stroock & Stroock & Lavan, LLP, via e-mail: rserrette@stroock.com, by telephone at (212) 806-5492, or by fax at (212) 806-6006, and copies of the requested documents will be promptly provided by e-mail or as requested by the party.

                  24. Except with respect to confirmation of the Plan and previous motions relating to the Debtors' exit financing, no previous request for the relief sought herein has been made to this or any other court.


                  25. Because this Motion does not present any novel issues of law, the Debtors request a waiver from filing a memorandum of law in support of the Motion.

                  WHEREFORE, the Debtors respectfully request that the Court enter an order granting the relief requested herein and such other and further relief as is just and proper.



Dated:   Wilmington, Delaware
         April 29, 2000

                                    STROOCK & STROOCK & LAVAN LLP
                                    Robin E. Keller
                                    180 Maiden Lane
                                    New York, New York  10038
                                    (212) 806-5400

                                               -and-

                                    YOUNG CONAWAY STARGATT & TAYLOR LLP

                                    ___________________________________________
                                    James L. Patton, Jr. (No. 2202)
                                    Pauline K. Morgan (No. 3650)
                                    P.O. Box 391
                                    Rodney Square North, 11th Floor
                                    Wilmington, DE  19899
                                    Telephone:  (302) 571-6600

                                    Co-counsel for the Debtors and
                                    Debtors-in-Possession

209715/12                                                                  DRAFT

                                                                       Exhibit A


                                    TERM LOAN
                                       TO
                REORGANIZED PLANET HOLLYWOOD INTERNATIONAL, INC.


                                   TERM SHEET

      THE PROPOSED TERMS AND CONDITIONS SET FORTH HEREIN ARE SUBJECT TO THE TERMS OF THE COMMITMENT LETTER OF WHICH THIS EXHIBIT A IS A PART AND
        DO NOT CONSTITUTE AN OFFER, AGREEMENT OR COMMITMENT OF ANY KIND.

      (Capitalized terms that are not defined herein have the same meanings as in the Disclosure Statement.)


ISSUER:                        Reorganized Planet Hollywood International, Inc.
                               ("PHI")

GUARANTORS:                    All existing and future subsidiaries of PHI
                               (together with PHI, the "COMPANY")

AGENT Wilmington Trust Company, or as otherwise determined by the lenders

PRINCIPAL AMOUNT:              Up to $10 million

AVAILABILITY:                  Multiple borrowings (up to an aggregate of $10
                               million), each subject to the following
                               conditions, among others:

                               (1)   the Revolving Credit Facility has been
                                     fully drawn
                               (2) delivery of a certificate signed by the Chief Financial Officer of the Company providing a representation and warranty that the Company does not intend to file for bankruptcy and that no bankruptcy proceedings have been commenced
                               (3)   no default under any loan documents
                                     (including Revolving Credit and PIK Loan
                                     Documents) has occurred
                               (4) all representations and warranties remain true and all closing conditions remain satisfied

MATURITY:                      Second Anniversary of the Effective Date (subject
                               to mandatory prepayments below); PROVIDED, that if no Default or Event of Default has occurred,
                               (x) upon payment of a $75,000 extension fee the Company may extend the maturity date for 3 months, and (y) upon payment of an additional
                               $75,000 extension fee the Company may extend the maturity date for an additional 2 months and 28 days, in each case if necessary to accommodate a refinancing of the Revolving Credit Facility.

INTEREST:

     NOTE RATE:                14% per annum

     DEFAULT RATE:             Note Rate then in effect, plus 2% per annum

     PAYMENTS:                 Monthly, in arrears, in cash

PRINCIPAL:

     AMORTIZATION:             None.

     MANDATORY                 PREPAYMENTS: Subject to the prior repayment of
                               debt then due and payable under the Revolving
                               Credit Facility, and to the Conversion Option, the Term Loan must be repaid from the net proceeds of dispositions of Core Assets (as defined in the PIK Indenture) and non-Core Assets
                               (such proceeds, together with distributions in respect of the Membership Interest, "ASSET
                               DISPOSITION PROCEEDS"), as follows:

                               (1) Dispositions of Core Assets at any time, and

                               (2) Dispositions of non-Core Assets (including distributions in respect of the Membership Interest) (x) after aggregate Asset Dispositions Proceeds from non-Core Assets exceed $7 million, or (y) while a Default or Event of Default has occurred and is continuing.

                               The Membership Interest shall be a non-Core
                               Asset.


REDUCTION OF COMMITMENTS:      The maximum amount of the undrawn commitment
                               under the Term Loan shall be permanently reduced by the amount of any Asset Disposition Proceeds received by the Company (or any person on their behalf) from time to time (x) in excess of an aggregate amount of $7 million from dispositions of non-Core Assets and (y) any amount from dispositions of Core Assets.

                               In addition, at all times, the maximum amount permitted to be drawn under the Revolving Credit Facility from time to time (taking into account all reserves and other limitations that reduce such amount below the maximum amount of the full commitment thereunder) shall be (x) reduced (while any amount of the commitment and/or any obligations under the Term Loan remain undrawn or outstanding) by the amount of any Asset Disposition Proceeds received by any person at any time that obligations are outstanding under the Term Loan and (y) reduced (permanently) at the time of each Asset Sale by the amount of interest actually paid by the Company to Bay Harbour in respect to the Term Loan between the date of such Asset Sale and the date of any earlier such reduction.

CONVERSION OPTION:             At its option, until the Maturity Date, Bay
                               Harbour shall have the right to convert any outstanding amount of the Term Loan into shares of New Class A Common Stock, dollar for dollar, at $4.28 per share (subject to adjustment). Prior to making any repayment of the Term Loan, the Company must give Bay Harbour 45 days notice to decide whether to exercise the Conversion Option for that portion of the Term Loan.

COLLATERAL:                    The Term Loan shall be secured by liens on the
                               same of the Company's current and future assets as secure the Revolving Credit Facility in the existing drafts of the Bridge Loan Documents.

PRIORITY:                      The liens on the collateral shall be second
                               priority liens, subject only to the liens securing the Revolving Credit Facility and certain other permitted liens. The Company shall be permitted to grant third-priority liens solely to secure the New Secured PIK Notes.

REPRESENTATIONS AND            Normal and customary for secured indebtedness of
COVENANTS:                     this nature, including without limitation all
                               applicable representations, warranties and covenants set forth in the existing drafts of the Bridge Loan Documents, Revolving Credit Facility
                               Loan Documents and PIK Loan Documents, modified as necessary or desirable given the transactions contemplated hereby.

EVENTS OF DEFAULT:             Normal and customary for secured indebtedness of
                               this nature, including without limitation all applicable defaults set forth in the existing drafts of the Bridge Loan Documents, Revolving
                               Credit Facility Loan Documents and PIK Loan
                               Documents, modified as necessary or desirable given the transactions contemplated hereby.

CLOSING CONDITIONS:            All of the conditions to the occurrence of the
                               Effective Date of the Plan, as contemplated by
                               Section 10.2 of the Plan, as amended by the Confirmation Order, shall have occurred, and all agreements, instruments and consents necessary or desirable to evidence and implement the transactions contemplated hereby, shall have been executed and delivered, including without limitation, the conditions set forth in the existing drafts of the Bridge Loan Documents, Revolving Credit Facility Loan Documents and PIK
                               Loan Documents, modified as necessary or desirable given the transactions contemplated hereby.

COMMITMENT FEES:

     CASH: $400,000 ($200,000 thereof payable upon the execution of the Commitment Letter)

     EQUITY: Warrants to purchase 200,000 shares of New Class A Common Stock (on a fully diluted basis as of the Effective Date) at an exercise price of $4.28 per share (subject to adjustment). The term of the warrants will be 29 months after the Effective Date.

                               All fees will be earned in full and are
                               non-refundable on the date hereof, but (except for the deposit in respect thereof), shall not be payable or deliverable until the earlier of the Effective Date or the termination of the Commitment Letter (or other determination of the Company not to complete the financing).

     EXPENSES:                 The Company shall pay all fees and expenses of
                               Bay Harbour and the Agent, including the Agent's agency fee and all reasonable legal and accounting fees and expenses, title and lien searches and the filing and recording of UCCs and other liens and security interests, recording fees and taxes, if any, and any other reasonable expenses in connection with the structuring, documenting, closing, monitoring or enforcing the Term Loan, whether or not the closing shall occur.

                               The Company will pay a deposit against expenses of $100,000 upon execution of the Commitment Letter.

     PRIOR EXPENSES:           Upon execution of the Commitment Letter, and
                               subject to final negotiation between the Company and Bay Harbour, the Company will also pay all fees and expenses due under the Commitment Letter for the Bridge Loan.

PURCHASE OF                    It shall also be a condition to the Term Loan
REVOLVING CREDIT               that Bay Harbour is granted an option, in form
FACILITY:                      and substance reasonably satisfactory to Bay
                               Harbour, to acquire the Revolving Credit Facility at any time for an amount equal to the amount of principal then outstanding (including amounts then drawn on open letters of credit), plus accrued interest thereon.

GOVERNING LAW:                 New York

DOCUMENTS AND ANCILLARY        Ancillary documents and matters are expected to
MATTERS:                       include, but shall not be limited to, the
                               following substantially in the form of the drafts of the existing Bridge Loan documents, modified as necessary or desirable to implement the transactions contemplated hereby:

                               (1)   Note Purchase Agreement (including
                                     Convertible Notes)
                               (2)   Guaranties
                               (3)   Security Agreements
                               (4)   Pledge Agreements
                               (5)   Warrants
                               (6)   Trademark (and other intellectual
                                     property) Security Agreements
                               (7)   Subordination and Intercreditor Agreement
                                     (a)  regarding senior liens of Revolving
                                          Credit Facility
                                     (b)  regarding junior liens of New
                                          Secured PIK Notes
                               (8)   Registration Rights Agreement with
                                     respect to the New Class A Common Stock
                                     issued under the prior commitment letter and in connection with the Warrants and Conversion Option
                               (9)   UCC financing statements
                               (10)  Employment Agreement of Robert Earl


                               (1)   UCC lien search
                               (2)   Trademark lien search
                               (3) Casualty and liability insurance (naming Bay Harbour and Holders as additional insureds)
                               (4)   Legal opinions

                               (5) Corporate authorizations (good standing certificates, resolutions, secretary's certificates)

                      IN THE UNITED STATES BANKRUPTCY COURT

                          FOR THE DISTRICT OF DELAWARE


IN RE:                                      )
                                            )        CHAPTER 11
PLANET HOLLYWOOD                            )
INTERNATIONAL, INC., ET AL.                 )        CASE NO. 99-3612 (JJF)
                                            )
                DEBTORS.                    )        (JOINTLY ADMINISTERED)


                    ORDER APPROVING (A) MODIFICATION OF PLAN
              IMPLEMENTATION ORDER OF THIS COURT; (B) A $10 MILLION
               STANDBY TERM LOAN AGREEMENT; AND (C) IN CONNECTION
         THEREWITH, GRANTING THE DEBTORS AUTHORITY TO PAY FEES REQUIRED
           IN CONNECTION WITH THE IMPLEMENTATION OF THE STANDBY LOAN
           ---------------------------------------------------------

                  Planet Hollywood International, Inc. ("PHI") and certain of its affiliates and subsidiaries that are also debtors and debtors-in-possession before this Court (collectively with PHI, the "Debtors"), having filed a motion (the "Motion") pursuant to 11 U.S.C. ss.ss.105, 363, and 364 seeking an order
(a) approving modifications to this Court's order approving Plan Implementation Documentation (the "Plan Documents Order"); (b) approving a standby term loan of up to $10 million in principal amount (the "Standby Loan"), extended by Bay Harbour and/or its affiliates or managed accounts to the Debtors; and (c) in connection therewith, granting the Debtors authority to pay commitment fees required in connection with the implementation of the Standby Loan, as well as reasonable legal and other expenses incurred by Bay Harbour or its agents in connection with the Standby Loan; and notice having been given to (i) Bay Harbour; (ii) the Working Capital Lenders; (iii) United States Trust Company of New York, as Indenture Trustee for the New Secured PIK Notes; (iv) Wilmington Trust Company, as Agent; (v) counsel for and members of the Creditors' Committee; (vi) known beneficial holders of approximately two-thirds in principal amount of the Subdebt Notes, including all of the Electing Holders of Class 5 Claims; (vii) the Office of the United States Trustee; (viii) the New Money Investors or their representatives; (ix) the Securities and Exchange Commission; and (x) those persons that have requested notices in accordance with Bankruptcy Rule 2002(a); and no objections having been received to the relief sought in the Motion; and sufficient cause appearing therefor and after due deliberation, it is hereby

                  ORDERED, that capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Motion; and it is further

                  ORDERED, that the Motion is hereby granted; and it is further

                  ORDERED, that the Standby Loan is approved, and the Debtors are authorized to perform such acts and take such steps as may be necessary to effectuate the terms thereof, including authorizing the Debtors to enter into a commitment letter and effectuating further modifications to the Plan Implementation Documents as may be required to implement the Standby Loan; and it is further
                  ORDERED, that in connection with the Standby Loan, Bay Harbour has extended credit in good faith, and is entitled to the protections of 11 U.S.C. ss.364(e); and it is further

                  ORDERED, that the Debtors are hereby authorized to pay to Bay Harbour the Commitment Fee and the Expense Deposit, as well as all other amounts owed under the Commitment Letter for the Bridge Loan; and it is further

                  ORDERED, that the Plan Documents Order is hereby modified to the extent necessary to permit the transactions approved by this Order, and the parties are authorized to prepare, execute and deliver all documents necessary and appropriate to implement the agreements contemplated by the Standby Loan proposal.

Dated:   Wilmington, Delaware
         May__, 2000

                                            ------------------------------
                                            Joseph J. Farnan, Jr.
                                            Chief United States District Judge

                                       3